SilverBox Corp IV
1250 S. Capital of Texas Highway

Building 2, Suite 285

Austin, TX 78746

August 13, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:    Ruairi Regan

Re:        SilverBox Corp IV
               Registration Statement on Form S-1, as amended
               File No. 333-280315

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SilverBox Corp IV, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Thursday, August 15, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jonathan Ko of Paul Hastings LLP, counsel to the Company, at (213) 683-6188, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Stephen Kadenacy
Stephen Kadenacy
Chairman and Chief Executive Officer